Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Monmouth Real Estate Investment Corporation
(Commission File No.: 001-33177)

 Equity CommonwealthREITWeek Conference – Investor Update  June 8 – 9, 2021

 Forward-Looking Statements Some of the statements contained in this presentation constitute forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding consummating asset sales and the timing thereof. Any forward-looking statements contained in this presentation are intended to be made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The forward-looking statements contained in this presentation reflect the current views of Equity Commonwealth (NYSE: EQC) about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding EQC and Monmouth Real Estate Investment Corporation (NYSE: MNR) that may cause EQC’s actual results to differ significantly from those expressed in any forward-looking statement, including, without limitation, (i) inability to complete the proposed merger because, among other reasons, one or more conditions to the closing of the proposed merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed merger; (iii) potential adverse effects or changes to relationships with EQC’s and/or MNR’s tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (v) possible disruptions from the proposed merger that could harm EQC’s or MNR’s respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed merger; (vii) uncertainty of the expected financial performance of EQC following completion of the proposed merger, including the possibility that the benefits anticipated from the proposed merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as EQC’s or MNR’s management’s response to any of the aforementioned factors. EQC does not guarantee that the transactions and events described will happen as described (or that they will happen at all). While forward-looking statements reflect EQC’s good faith beliefs, they are not guarantees of future performance. EQC disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause EQC’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in EQC’s most recent Annual Report on Form 10-K and in EQC’s Quarterly Reports on Form 10-Q for subsequent quarters.No Offer or SolicitationThis presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Important Information

 Overview  Chicago-based internally managed and self-advised real estate investment trust (NYSE: EQC)Executed on $7.6bn of dispositions over seven years after taking responsibility for the company in 2014Current portfolio consists of four office assets in Austin, Denver and Washington, D.C.Strong balance sheet with $3bn of cash and no outstanding debtTargeting industrial real estate assets where strong fundamentals and growth from e-commerce offer a compelling opportunity for long-term value creationOn May 4, 2021, Equity Commonwealth announced the all-stock acquisition of Monmouth Real Estate Investment Corporation (“Monmouth”)The transaction is expected to close in the second half of 2021

   17th Street Plaza  Bridgepoint Square  1250 H Street  Capitol Tower            Market  Denver  Austin  Washington, D.C.  Austin  Square Feet  695 KSF  440 KSF  196 KSF  176 KSF  Number of Buildings  1  5  1  1  Leased Occupancy  93.9%  73.6%  84.6%  84.3%  Leases Expiring 2021  41 KSF  29 KSF  7 KSF  14 KSF  Largest Tenants  KPMG, LLPCBRE, Inc.Salesforce.com, Inc.  Equinor Energy ServicesThe Boon GroupNew York Life Insurance  Institute of Scrap Recycling IndustriesWawa, Inc.Cultural Vistas, Inc.  Crowdstrike, Inc.Kazoo, Inc. Capitol Services, Inc.    Office Properties in Strong Markets  EQC’s office assets located in markets experiencing strong population growth  Information as of March 31, 2021.

Equity Commonwealth's Path to Long-Term Value Creation

Took Responsibility for CommonWealth REIT	**In May 2014, Sam Zell, David Helfand and a new slate of independent trustees were elected by shareholders; following their election, a new Chicago-based management team took responsibility for the company** ▪ Prior to May 2014, EQC was a publicly traded externally managed REIT based in Boston, MA (formerly, CommonWealth REIT) ▪ An activist shareholder campaign and shareholder vote in March 2014 resulted in the removal of the entire board and the termination of the external manager
Aligned Interests with Shareholders	**Overhauled corporate governance and executive compensation to align interests with shareholders** ▪ Converted from staggered board to annual election of Trustees ▪ Revised Declaration of Trust, Bylaws, committee charters and company policies ▪ Terminated poison pill ▪ Aligned executive compensation with shareholder interests
Acted as an Owner	**Renewed focus on leasing and active asset management** ▪ Developed strong relationships with brokers and tenants ▪ Focused on tenant engagement and responsiveness ▪ Identified cost savings and value-creation opportunities
Proven Execution Capability	**Rationalized a disparate portfolio** ▪ Executed a strategy to maximize value by disposing of assets in response to market conditions ▪ Sold a range of assets totaling 44 MSF of properties in 28 states and Australia, including office, storage, vineyards, movie theatres and industrial properties ▪ Completed $7.6bn of dispositions in approximately 70 transactions
Created Long-Term Value	**Utilized proceeds from asset sales to strengthen the balance sheet and create long-term value** ▪ Decreased debt and preferred equity by $3.3bn, repurchased $266mm of common stock and paid $1.2bn or $9.50 per share of common distributions ▪ Increased cash balance to $3bn or $24 per share

Information as of March 31, 2021.

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 Proven Execution Capability  Completed $7.6bn of dispositions and substantially de-risked the company while creating significant optionality  Summary  Use of Disposition Proceeds  Since 2014, Equity Commonwealth rationalized its portfolio, strengthened its balance sheet, improved leasing and operations and fostered a cohesive culture to serve as the foundation for long-term growth  Information as of March 31, 2021.

 Track Record of Outperformance  Strategy of selling office properties, reducing leverage and building balance sheet capacity has resulted in significant outperformance  Total Returns  Source: S&P Global Market Intelligence.Total Return performance from 12/31/2014 to 3/31/2021.

The Path to Monmouth

Equity Commonwealth evaluated a broad set of opportunities in a range of sectors and businesses before deciding on industrial and successfully bidding to acquire Monmouth

Opportunity Set

- Looked at both contrarian and differentiated ways to enter a variety of sectors
- Found the current environment to be mispricing risk in out-of-favor sectors, including hotel, retail and office
- Focused on sectors with strong tailwinds and businesses with high-quality cash flow, including industrial and single-family rentals

Why Industrial

- The industrial sector is experiencing sustainable long-term demand, supported by changing retail trends and supply chain disruptions
- COVID-19 has further accelerated online sale trends and e-commerce penetration
- Strong macro tailwinds are expected to continue to drive rent growth and occupancy despite supply growth

Why Monmouth

- **Provides attractive entry point into the industrial sector** – opportunity to build a leading industrial business and participate in the long-term growth of the sector in an all-stock transaction
- **High-quality modern portfolio** – Monmouth's properties are newer and located in major Eastern U.S. population centers with many properties near airports, seaports and transportation hubs, positioning the portfolio to serve both the first mile and last mile of the supply chain
- **Lower capital costs and attractive risk-adjusted returns** – investment grade tenancy, long-term net leases and newer properties provide steady revenue streams and require lower capital investment throughout ownership generating higher average cash yields over time and attractive risk adjusted returns
- **Scale, stability and fully funded growth strategy** – combined company expected to benefit from the Monmouth portfolio's stable recurring cash flows, EQC's balance sheet and a growth strategy which is not dependent on raising additional debt or equity capital

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Transaction Overview

Strategic Platform for Equity Commonwealth to Transition into the Industrial Real Estate Sector

Transaction Details

- All-stock acquisition by EQC of Monmouth
- Monmouth common shareholders receive 0.67 of a share of Equity Commonwealth
- Implied transaction value of $3.4bn[1]
- Combined equity market capitalization of approximately $5.5bn and total capitalization of $6.5bn[1]
- Pro forma ownership of approximately 65% EQC / 35% Monmouth

Management & Governance

- EQC board and management team to continue to lead the combined company
- No change in name, trading venue and headquarters of EQC
- EQC's Board of Trustees will have 10 members, including two designated by Monmouth
- Sam Zell – Chairman of the Board and David Helfand – President and Chief Executive Officer will continue to lead EQC

Dividends

- Monmouth to continue paying its current common dividend of $0.18 per share prior to closing of the Transaction
- EQC anticipates paying a quarterly dividend post closing of the Transaction; timing and amount to be determined by the Board

Timing & Approvals

- Transaction is expected to close in 2H 2021, subject to customary closing conditions
- Required approvals include (i) a majority of votes cast by EQC shareholders and (ii) two-thirds of the outstanding common shares of Monmouth

[1] *Based on EQC closing price of $28.95 on May 4, 2021.*

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   Source: Monmouth filings. Information as of March 31, 2021 unless otherwise stated.1 As of March 31, 2021 and excludes the 60,400 SF Carlstadt property which was sold on April 15, 2021.  Monmouth Portfolio at March 31, 2021  High-Quality National Portfolio With Strong Stable Cash Flows Supported by Investment Grade Tenants  Focus on major U.S. population centers in eastern U.S   # of Properties  120  # of States  31  Total Square Feet (million SF)  24.5  Average Size (SF)  204K  Occupancy  99.7%  Investment Grade Tenants as % of Rent  83%  Rent from FedEx as % of Rent   55%  Weighted Average Rent Per SF  $6.51  Weighted Average Lease Term  7.4 years  Average Building Age  9.9 years   Monmouth LQA NOI ($ million)  $155  Portfolio Summary1  Geographic Overview  Blue-Chip Tenants

Pro Forma Capitalization

EQC Will Have Approximately $5bn of Balance Sheet Capacity, including $2.5bn of Cash, to Fund Potential Acquisitions

(In millions, unless otherwise stated)	EQC	Monmouth	Combined[4]
Total shares and units[1]	123.4	98.6	189.4
Equity Market Capitalization[1,2]	$ 3,571	$ 1,913	$ 5,484
Debt	0	941	941
Preferred Equity	119	550	119
Total Market Capitalization	**$ 3,690**	**$ 3,404**	**$ 6,544**
Cash and Marketable Securities[3]	$ 2,971	$ 151	$ 2,459
Net Debt / (Cash)	(2,971)	790	(1,518)
Total Debt as a % of Total Market Capitalization	0.0 %	27.7 %	14.4 %
Total Debt + Preferred as a % of Total Market Capitalization	3.2 %	43.8 %	16.2 %

Note: As of March 31, 2021 unless otherwise noted.

[1] Fully diluted basis. EQC share count includes common stock, LTIP Units, OP Units, and unvested stock awards. Monmouth share count includes common stock, restricted share awards, and stock options which will be accelerated at closing of the Transaction. For illustrative purposes, number of options calculated based on EQC closing price of $28.95 on May 4, 2021.

[2] The merger agreement provides for Monmouth to declare and pay one additional regular quarterly common stock dividend of $0.18 per share without Equity Commonwealth paying a corresponding common dividend to its shareholders.

[3] Includes value of Monmouth's securities portfolio of $132 million as of March 31, 2021.

[4] Reflects the cash-out of Monmouth's Series C Redeemable Preferred Stock in connection with the transaction.

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